PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/D1:442/20-7-2007

Securities and Exchange Comm[redacted]
450 Fifth Street, NW
Washington, D.C. 20549
USA

07025551

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

PROCESSED
AUG 0 1 2007
THOMSON FINANCIAL

Enclosure
- An Announcement

7/30

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

The Court of Justice of the European Communities has issued a decision upon case C-399/05 concerning a complaint about alleged breach of Community Law on public procurements by PPC SA, relating to the Tender for the supply and installation of Unit 5 of the Lavrion Thermal Power Plant.

The Court´s decision dismisses the European Commission´s action on all parts and more specifically:

- about the acceptance by PPC of a bid submitted by the consortium AEGEK-AKTOR, judging that AEGEK met the condition of participation as «consortium leader»
- about the validity of the bid for the long-term maintenance by METKA of the gas-turbine of the Unit in question, on behalf of «General Electric».

Athens, July 20, 2007

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/DI : 441 /20-7-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure
- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

PPC SA announces that at the Board of Directors meeting in 24-7-2007, an annulment of the Extraordinary General Meeting of the shareholders, that is set to take place on 26-7-2007 and the convention of a new Extraordinary General Meeting, will be submitted for approval.

Athens, July 20, 2007

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/DI : 440 | 20-7-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

PPC SA received today 20-7-2007 a letter dated 18-7-2007 by the Internal Market and Services Directorate General of the European Commission, on the complaint about the Tender for the supply and installation of a 400 MW Unit at Aliveri.

The E.U. competent authorities have come to the conclusion that «at this stage they do not possess evidence proving a breach of Community Law on public procurements concerning the issues addressed by the complaint in question».

Athens, July 20, 2007

END